CUSIP No. 02553310                                           Page 1 of 24 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20552


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                          AMERICAN ECOLOGY CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)


                                    02553310
                                 (CUSIP Number)

                              Mr. Phillip Goldberg
                                 Foley & Lardner
                                  One IBM Plaza
                                   Suite 3300
                             330 North Wabash Avenue
                             Chicago, IL 60611-3608
                                 (312) 755-1900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 24, 2002
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 02553310                                           Page 2 of 24 Pages

================================================================================
  1      NAME OF REPORTING PERSON

         Rotchford L. Barker
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)|X|
                                                                        (b)[ ]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]
--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
    NUMBER OF      7    SOLE VOTING POWER

     SHARES             3,221,658
                   -------------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER

    OWNED BY            0
                   -------------------------------------------------------------
      EACH         9    SOLE DISPOSITIVE POWER

   REPORTING            3,221,658
                   -------------------------------------------------------------
     PERSON        10   SHARED DISPOSITIVE POWER

      WITH              0
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,993,537
--------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                 |X|

--------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         26.5%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON

         IN
================================================================================

CUSIP No. 02553310                                           Page 3 of 24 Pages

================================================================================
  1      NAME OF REPORTING PERSON

         Roger Hickey
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)|X|
                                                                        (b)[ ]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         PF, OO
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]
--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
    NUMBER OF      7    SOLE VOTING POWER

     SHARES             66,100
                   -------------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER

    OWNED BY            0
                   -------------------------------------------------------------
      EACH         9    SOLE DISPOSITIVE POWER

   REPORTING            66,100
                   -------------------------------------------------------------
     PERSON        10   SHARED DISPOSITIVE POWER

      WITH              0
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,993,537
--------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                 |X|

--------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         26.5%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON

         IN
================================================================================

CUSIP No. 02553310                                           Page 4 of 24 Pages

================================================================================
  1      NAME OF REPORTING PERSON

         Keith Bronstein
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)|X|
                                                                        (b)[ ]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]
--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
    NUMBER OF      7    SOLE VOTING POWER

     SHARES             624,966
                   -------------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER

    OWNED BY            0
                   -------------------------------------------------------------
      EACH         9    SOLE DISPOSITIVE POWER

   REPORTING            624,966
                   -------------------------------------------------------------
     PERSON        10   SHARED DISPOSITIVE POWER

      WITH              0
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,993,537
--------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                 |X|

--------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         26.5%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON

         IN
================================================================================

CUSIP No. 02553310                                           Page 5 of 24 Pages

================================================================================
  1      NAME OF REPORTING PERSON

         Jerry Scoville
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)| |
                                                                        (b)[ ]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]
--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
    NUMBER OF      7    SOLE VOTING POWER

     SHARES             83,013
                   -------------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER

    OWNED BY            0
                   -------------------------------------------------------------
      EACH         9    SOLE DISPOSITIVE POWER

   REPORTING            83,013
                   -------------------------------------------------------------
     PERSON        10   SHARED DISPOSITIVE POWER

      WITH              0
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         83,013
--------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                 | |

--------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         0.6%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON

         IN
================================================================================

CUSIP No. 02553310                                           Page 6 of 24 Pages

================================================================================
  1      NAME OF REPORTING PERSON

         Oxbow Limited Liability Company
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)|X|
                                                                        (b)[ ]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]
--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Wyoming
--------------------------------------------------------------------------------
    NUMBER OF      7    SOLE VOTING POWER

     SHARES             200,000
                   -------------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER

    OWNED BY            0
                   -------------------------------------------------------------
      EACH         9    SOLE DISPOSITIVE POWER

   REPORTING            200,000
                   -------------------------------------------------------------
     PERSON        10   SHARED DISPOSITIVE POWER

      WITH              0
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         200,000
--------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                 |X|

--------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         1.45%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON

         OO
================================================================================

CUSIP No. 02553310                                           Page 7 of 24 Pages

================================================================================
  1      NAME OF REPORTING PERSON

         Barbara K. Wilkerson
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)|X|
                                                                        (b)[ ]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS


--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]
--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
    NUMBER OF      7    SOLE VOTING POWER

     SHARES             0
                   -------------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER

    OWNED BY            200,000
                   -------------------------------------------------------------
      EACH         9    SOLE DISPOSITIVE POWER

   REPORTING            0
                   -------------------------------------------------------------
     PERSON        10   SHARED DISPOSITIVE POWER

      WITH              200,000
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         200,000
--------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                 |X|

--------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         1.45%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON

         IN
================================================================================

CUSIP No. 02553310                                           Page 8 of 24 Pages

================================================================================
  1      NAME OF REPORTING PERSON

         Connie Barker
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)|X|
                                                                        (b)[ ]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]
--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
    NUMBER OF      7    SOLE VOTING POWER

     SHARES             12,000
                   -------------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER

    OWNED BY            200,000
                   -------------------------------------------------------------
      EACH         9    SOLE DISPOSITIVE POWER

   REPORTING            12,000
                   -------------------------------------------------------------
     PERSON        10   SHARED DISPOSITIVE POWER

      WITH              200,000
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         212,000
--------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                 |X|

--------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         1.7%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON

         IN
================================================================================

CUSIP No. 02553310                                           Page 9 of 24 Pages

================================================================================
  1      NAME OF REPORTING PERSON

         Brett Barker
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)|X|
                                                                        (b)[ ]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]
--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
    NUMBER OF      7    SOLE VOTING POWER

     SHARES             20,550
                   -------------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER

    OWNED BY            200,000
                   -------------------------------------------------------------
      EACH         9    SOLE DISPOSITIVE POWER

   REPORTING            20,550
                   -------------------------------------------------------------
     PERSON        10   SHARED DISPOSITIVE POWER

      WITH              200,000
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         220,550
--------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                 |X|

--------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         1.6%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON

         IN
================================================================================

CUSIP No. 02553310                                           Page 10 of 24 Pages

================================================================================
  1      NAME OF REPORTING PERSON

         Jason Barker
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)|X|
                                                                        (b)[ ]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]
--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
    NUMBER OF      7    SOLE VOTING POWER

     SHARES             29,600
                   -------------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER

    OWNED BY            200,000
                   -------------------------------------------------------------
      EACH         9    SOLE DISPOSITIVE POWER

   REPORTING            29,600
                   -------------------------------------------------------------
     PERSON        10   SHARED DISPOSITIVE POWER

      WITH              200,000
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         229,600
--------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                 |X|

--------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         1.7%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON

         IN
================================================================================

CUSIP No. 02553310                                           Page 11 of 24 Pages

Item 1.   Security and Issuer

          This Schedule 13D is Amendment No. 2 to a Schedule 13D earlier filed by the same entities (as earlier amended, the "Original 13D"). This Schedule 13D is being filed jointly by Rotchford L. Barker, Roger Hickey, Keith Bronstein, Jerry Scoville, Oxbow Limited Liability Company ("Oxbow"), Barbara J. Wilkerson, Connie Barker, Brett Barker and Jason Barker. All of the filers of this Schedule 13D except for Mr. Scoville are collectively the "Group." As of the date of this
Schedule 13D, Mr. Scoville is no longer a member of the group formed by the other filers of this Schedule 13D. Oxbow, Ms. Wilkerson, Ms. Barker, Brett Barker and Jason Barker, pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, disclaim beneficial ownership of the securities beneficially owned by the other members of the Group, and the other members of the Group similarly disclaim beneficial ownership of the shares of Common Stock beneficially owned by Oxbow, Ms. Wilkerson, Ms. Barker, Brett Barker and Jason Barker.

          This Schedule 13D relates to the common stock ("Common Stock") of American Ecology Corporation (the "Company" or "American Ecology"). The address of the principal executive offices of the Company is 805 W. Idaho, Suite #200, Boise, ID 83702. The joint filing agreement of the members of the Group is attached as Exhibit 1.

Item 2.   Identity and Background

          (a)-(c) This statement is filed by Mr. Barker, Mr. Hickey and Mr. Bronstein with respect to the shares of Common Stock beneficially owned by them, as follows:

     (1) 3,221,658 shares of Common Stock held by Mr. Barker in his name, consisting of: (A) 2,171,000 shares of Common Stock held in the name of Mr. Barker; (B) currently exercisable options held by Mr. Barker to purchase 47,500 shares of Common Stock; (C) 3,158 Series D Preferred Shares held by Mr. Barker, currently convertible into 3,158 shares of Common Stock; and (D) 1,000,000 Series E Warrants held in the name of Mr. Barker, currently exercisable for 1,000,000 shares of Common Stock.

     (2) 66,100 shares of Common Stock held by Mr. Hickey in his name, in part for himself and in part on behalf of certain of his minor children; and

     (3) 620,566 shares of Common Stock held by Mr. Bronstein in his name, consisting of: (A) 365,566 shares of Common Stock held in the name of Mr. Bronstein; (B) 250,000 Series E Warrants held in the name of Mr. Bronstein, currently exercisable for 250,000 shares of Common Stock; and (C) 7,200 shares of Common Stock held in the name of Tradelink L.L.C., with respect to which Mr. Bronstein has sole voting and dispositive power.

          This statement is filed by Oxbow, Ms. Wilkerson, Ms. Barker, Brett Barker and Jason Barker with respect to the 200,000 shares of Common Stock held in the name of Oxbow, a

CUSIP No. 02553310                                           Page 12 of 24 Pages

limited liability company which the four of them control and therefore they may be deemed to share voting and dispositive power over shares of Common Stock held in the name of Oxbow. This statement is also filed by Connie Barker with respect to 12,000 shares of Common Stock held in her name; by Brett Barker with respect to 20,550 shares of Common Stock held in his name; and by Jason Barker with respect to 29,600 shares of Common Stock held in his name. Ms. Barker is the daughter of Mr. Barker L. Barker. Brett Barker and Jason Barker are the sons of Mr. Barker L. Barker.

          The business address of Mr. Barker is 40 County Road 2AC, Cody, Wyoming 82414. The principal employment of Mr. Barker is as an independent businessman and commodity trader. Mr. Barker is a director of the Company. The business address of Mr. Hickey is 140 S. Dearborn St., Suite 1500, Chicago, Illinois 60603. The principal employment of Mr. Hickey is as President of Chicago Partners, LLC. The business address of Mr. Bronstein is 200 West Jackson Blvd., Suite 2300, Chicago, Illinois 60606. The principal employment of Mr. Bronstein is as President of Tradelink L.L.C. The business address of Mr. Scoville is 4048 El Molino Lane, Sebastopol, CA 95472. The principal employment of Mr. Scoville is as President of J.J. Scoville and Associates, Inc., a nuclear consulting firm.

          The business address of Oxbow is 40 County Road 2AC, Cody, Wyoming 82414. The business address of Ms. Wilkerson is 6 Bohica Lane, Cody, Wyoming 82414 and her principal employment is administrative work with Oxbow. The business address of Ms. Barker is 6 Orchard Lane, Golf, Illinois and her principal employment is as a teacher. The business address of Brett Barker is 1440 N. Kingsbury, Chicago, Illinois and his principal employment is as a self-employed businessman. The business address of Jason Barker is 1440 N. Kingsbury, Chicago, Illinois and his principal employment is as a self-employed businessman.

          (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) All of the individuals who are members of the Group are citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

          In aggregate, members of the Group collectively beneficially own 4,172,674 shares of Common Stock.

          The amount of funds expended to date by Mr. Barker to acquire the 3,221,658 shares of Common Stock he holds in his name is $2,730,543. Such funds were provided from Mr.

CUSIP No. 02553310                                           Page 13 of 24 Pages

Barker's personal funds. Certain of the shares of Common Stock held by Mr. Bronstein were received as director compensation.

          The amount of funds expended to date by Mr. Hickey to acquire the 66,100 shares of Common Stock he holds in his name is approximately $123,824. Such funds were provided from Mr. Hickey's personal funds.

          The amount of funds expended to date by Mr. Bronstein to acquire the 611,166 shares of Common Stock he holds in his name and the 7,200 shares of Common Stock he holds in the name of Tradelink L.L.C. is approximately $348,682. Certain of the shares of Common Stock held by Mr. Bronstein were received as director compensation. Such funds were provided from Mr. Bronstein's personal funds.

          The amount of funds expended to date by Oxbow to acquire the 200,000 shares of Common Stock it beneficially owns is $200,000. Such funds were borrowed from Mr. Barker.

          The amount of funds expended to date by Connie Barker to acquire the 12,000 shares of Common Stock she owns in her name is $33,000. The amount of funds expended to date by Brett Barker to acquire the 20,550 shares of Common Stock he owns in his name is $44,439. The amount of funds expended to date by Jason Barker to acquire the 29,600 shares of Common Stock he owns in his name is $51,800.

Item 4.   Purpose of Transaction

          The purpose of the acquisition of the shares of Common Stock by members of the Group is to profit from appreciation in the market price of the Common Stock. As described in the Original 13D, members have taken action that relates to control of the Company. On April 15, 2002, Mr. Barker sent a letter to the Company relating to the 2002 Annual Meeting. A copy of that letter is attached as Exhibit 2. On April 22, Mr. Barker sent a letter to the company demanding a stockholder list. A copy of that letter is attached as Exhibit 3. On April 23, at a special meeting of the Company's Board of Directors attended by Mr. Barker and Mr. Bronstein, the Board of Directors unanimously voted to change the slate of directors earlier nominated by the Board of Directors for election at the 2002 Annual Meeting of the Company. Mr. Bronstein and Mr. Hickey were nominated for election as directors by the Board of Directors and certain current members of the Board of Directors were not nominated for re-election. John Couzens was also nominated for election as a director with the approval of the members of the Group. As of April 23, 2002, Mr. Barker, Mr. Bronstein and Edward F. Heil, a current director of the Company, entered into an agreement, pursuant to which Mr. Barker and Mr. Bronstein agreed to vote for the slate of directors nominated by the Board of Directors. A copy of that agreement is attached as Exhibit 4.

          Members of the Group may make further purchases of shares of Common Stock. Members of the Group may dispose of any or all the shares of Common Stock held by them, although they have no current intention to do so. To the extent the actions described herein may be deemed to constitute a "control purpose" with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Group has such a purpose. Except as noted in

CUSIP No. 02553310                                           Page 14 of 24 Pages

this Schedule 13D, no member of the Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.   Interest in Securities of the Company

          The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 13,766,485, reported as the number of outstanding shares as of March 22, 2002, on the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001. All purchases and sales of Common Stock reported herein were made in open market transactions on Nasdaq.

(A)  Rotchford L. Barker

     (a)-(b) See cover page.

     (c) Mr. Barker has made no purchases or sales of Common Stock since the Original 13D.

(B)  Roger Hickey

     (a)-(b) See cover page.

     (c) Mr. Hickey has made no purchases or sales of Common Stock since the Original 13D.

     (d)  Not applicable.

(C)  Keith Bronstein

     (a)-(b) See cover page.

     (c) Mr. Bronstein has made no purchases or sales of Common Stock since the Original 13D.

     (d)  Not applicable.

(D)  Jerry Scoville

     (a)-(b) See cover page.

     (c) Mr. Scoville has made no purchases or sales of Common Stock during the past 60 days.

CUSIP No. 02553310                                           Page 15 of 24 Pages

     (d)  Not applicable.

     (e) As of April 25, 2002, Mr. Scoville ceased being a member of the Group and ceased being a beneficial owner of more than 5% of the Common Stock.

(E)  Oxbow Limited Liability Company

     (a)-(b) See cover page.

     (c) Oxbow has made no purchases or sales of Common Stock during the past 60 days.

     (d) Each of Barbara J. Wilkerson, Connie Barker, Brett Barker and Jason Barker is a member of and shares control with respect to Oxbow and shares voting and dispositive power with respect to the shares of Common Stock beneficially owned by Oxbow.

(F)  Barbara J. Wilkerson

     (a)-(b) See cover page.

     (c) Ms. Wilkerson has made no purchases or sales of Common Stock during the past 60 days.

     (d) Each of Barbara J. Wilkerson, Connie Barker, Brett Barker and Jason Barker is a member of and shares control with respect to Oxbow and shares voting and dispositive power with respect to the shares of Common Stock beneficially owned by Oxbow.

(G)  Connie Barker

     (a)-(b) See cover page.

     (c) Ms. Barker has made no purchases or sales of Common Stock during the past 60 days.

     (d) Each of Barbara J. Wilkerson, Connie Barker, Brett Barker and Jason Barker is a member of and shares control with respect to Oxbow and shares voting and dispositive power with respect to the shares of Common Stock beneficially owned by Oxbow.

(H)  Brett Barker

     (a)-(b) See cover page.

CUSIP No. 02553310                                           Page 16 of 24 Pages

     (c) Brett Barker has made no purchases or sales of Common Stock during the past 60 days.

     (d) Each of Barbara J. Wilkerson, Connie Barker, Brett Barker and Jason Barker is a member of and shares control with respect to Oxbow and shares voting and dispositive power with respect to the shares of Common Stock beneficially owned by Oxbow.

(I)  Jason Barker

     (a)-(b) See cover page.

     (c) Jason Barker has made no purchases or sales of Common Stock during the past 60 days.

     (d) Each of Barbara J. Wilkerson, Connie Barker, Brett Barker and Jason Barker is a member of and shares control with respect to Oxbow and shares voting and dispositive power with respect to the shares of Common Stock beneficially owned by Oxbow.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

          Other than the Joint Filing Agreement filed as Exhibit 1 to this filing, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits, as described below.

Item 7.   Material to be Filed as Exhibits

     No.  Description
     ---  -----------
     1    Joint Filing Agreement.*
     2    Letter from Mr. Barker to the Company, dated April 15, 2002.*
     3    Letter from Mr. Barker to the Company, dated April 22, 2002.
     4 Agreement among the Company, Mr. Barker, Mr. Bronstein and Mr. Heil, dated April 23, 2002.

------------------
Filed as part of the Original 13D.

CUSIP No. 02553310                                          Page 17 of 24 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    April 30, 2002


--------------------------------------------

By:      /s/ Rotchford L. Barker
         Rotchford L. Barker

--------------------------------------------

By:      /s/ Roger Hickey
         Roger Hickey

--------------------------------------------

By:      /s/ Keith Bronstein
         Keith Bronstein

--------------------------------------------

By:      /s/ Barbara Wilkerson
         Barbara J. Wilkerson

--------------------------------------------

By:      /s/ Jason Barker
         Jason Barker

--------------------------------------------

By:      /s/ Brett Barker
         Brett Barker

--------------------------------------------

By:      /s/ Connie Barker
         Connie Barker

--------------------------------------------
OXBOW CAPITAL LLC

By:      /s/ Barbara Wilkerson

--------------------------------------------

CUSIP No. 02553310                                          Page 18 of 24 Pages



--------------------------------------------

By:      /s/ Jerry Scoville
         Jerry Scoville

--------------------------------------------